
Mail Stop 3561

October 26, 2009

Ms. Ting Zheng
Chief Executive Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re:**   **China Cord Blood Corporation**
> **Form F-1/A**
> **Filed October 14, 2009**
> **File No. 333-161602**

Dear Ms. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form F-1/A filed October 14, 2009

General

1.   We note from your response to comment one from our letter dated September 25, 2009, that the statement regarding your succession to Pantheon's reporting obligations has been removed. But it appears to have been included on page 86 of your revised Form F-1 filed October 14, 2009. Please revise or advise.

Prospectus Summary, page 1

Overview, page 1

2.   We note your disclosure that as of June 30, 2009, you had capacity to store
        approximately 645,000 additional units, which appears to be more than three times
        your excess capacity as of March 31, 2009, as disclosed in your Form 1-A filed
        August 28, 2009. Please revise your filing to explain this increase.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 49

Our Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 74

3.   Please expand your discussion and analysis to include a discussion of the material
        changes in financial condition through the date of your interim financial statements.
        In this regard, please discuss the RMB 45,000,000 bank loan.

Cash flow provided by (used in) financing activities, page 77

4.   Disclose the material terms of your bank loan referenced on page 77, and file the
        loan agreement as an exhibit, or advise.

Underwriting, page 139

5.   We note your response to our prior comment 19. It is unclear why the discussion
        of the "factors considered in determining the public offering price of the ordinary
        shares and the number of ordinary shares to be included in the public offering"
        does not address the market price of your shares.

Notes to the Consolidated Financial Statements for the Years Ended March 31, 2007, 2008
and 2009, page F-8

Note 26. Subsequent Event, page F-35

6.   We note that you exchanged ordinary shares for the remaining 24% of outstanding
        redeemable shares of CCBS in August 2009. Please tell us how you considered the
        provisions of Article 11 of Regulation S-X in determining whether to present pro
        forma financial statements that reflect the August 2009 share exchange.

Note to the Unaudited Condensed Consolidated Financial Statements for the Three Months
Ended June 30, 2008 and 2009, page F-42

Note 20. Fair Value Disclosures, page F-57

7.   We note that you consider Level 2 inputs in determining the fair value of your available-for-sale securities, which is based on quoted market prices from the last trading value. Please tell us how much your estimated fair value of your available-for-sale securities as reported on June 30, 2009 of RMB 32,824,086 differs from the quoted market value of such securities and explain the reasons for any such material differences.

Exhibits

8.   Please file as promptly as practicable all exhibits to your filing.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Norwood Beveridge
        Fax: (212) 202-7829